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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:07 13 May 2025

RNS Number : 3458I
Unilever PLC
13 May 2025

TRANSACTIONS IN OWN SECURITIES

13 May 2025

Unilever PLC (the "**Company**") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("**th**
The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchase:	12 May 2025
Number of ordinary shares purchased:	50,000
Highest price paid per share:	GBP 46.6200
Lowest price paid per share:	GBP 46.2400
Volume weighted average price paid per share:	GBP 46.4400

Such purchases form part of the Company's existing share buy-back programme and w pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date.

Following the purchase of these shares, Unilever holds 67,746,885 of its ordinary share and has 2,500,800,934 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBP)	Aggregated volum
LSE	46.4400	50,000
BATS	0.0000	0
Chi-X	0.0000	0
Turquoise	0.0000	0
Aquis	0.0000	0

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBP)	Trading Venue	Tim
400	46.51	XLON	0
218	46.51	XLON	0
438	46.52	XLON	0
269	46.53	XLON	0
237	46.51	XLON	0
63	46.60	XLON	0
189	46.60	XLON	0
266	46.58	XLON	0
229	46.57	XLON	0
212	46.56	XLON	0
198	46.54	XLON	0
191	46.54	XLON	0
198	46.52	XLON	0
185	46.49	XLON	0
56	46.46	XLON	0
129	46.46	XLON	0

185	46.52	XLON	09
193	46.52	XLON	09
193	46.50	XLON	09
1	46.49	XLON	10
191	46.49	XLON	10
186	46.46	XLON	10
190	46.45	XLON	10
197	46.45	XLON	10
196	46.45	XLON	10
191	46.41	XLON	10
189	46.41	XLON	10
192	46.43	XLON	10
190	46.39	XLON	10
185	46.43	XLON	10
48	46.48	XLON	10
137	46.48	XLON	10
78	46.48	XLON	10
113	46.48	XLON	10
185	46.48	XLON	10
192	46.47	XLON	10
191	46.42	XLON	10
195	46.35	XLON	10
194	46.31	XLON	10
64	46.31	XLON	10
111	46.31	XLON	10
193	46.35	XLON	10
196	46.37	XLON	10
18	46.31	XLON	1
239	46.35	XLON	1
20	46.35	XLON	1
237	46.35	XLON	1
223	46.39	XLON	1
80	46.38	XLON	1
122	46.38	XLON	1
193	46.34	XLON	1
192	46.38	XLON	1
189	46.40	XLON	1
185	46.38	XLON	1
132	46.36	XLON	1
54	46.36	XLON	1

194	46.36	XLON	1
187	46.39	XLON	1
190	46.39	XLON	1
192	46.38	XLON	1
187	46.37	XLON	1
3	46.37	XLON	1
143	46.35	XLON	1
50	46.35	XLON	1
109	46.35	XLON	1
211	46.44	XLON	1
185	46.42	XLON	1
228	46.40	XLON	1
195	46.43	XLON	1
195	46.43	XLON	1
193	46.41	XLON	1
134	46.39	XLON	1
53	46.39	XLON	1
141	46.38	XLON	1
2	46.39	XLON	1
206	46.39	XLON	1
198	46.40	XLON	1
203	46.38	XLON	1
188	46.38	XLON	1
288	46.43	XLON	1
130	46.43	XLON	1
258	46.41	XLON	1
234	46.39	XLON	1
228	46.37	XLON	1
189	46.43	XLON	1
147	46.41	XLON	1
39	46.41	XLON	1
189	46.45	XLON	1
191	46.45	XLON	1
186	46.43	XLON	1
148	46.47	XLON	1
37	46.47	XLON	1
186	46.45	XLON	1
185	46.49	XLON	1
186	46.49	XLON	1
188	46.51	XLON	1

189 46.53 XLON 13 187 46.51 XLON 13 186 46.49 XLON 13 1 46.48 XLON 13 184 46.48 XLON 13 194 46.46 XLON 13 7 46.53 XLON 13 257 46.53 XLON 13 269 46.51 XLON 13 212 46.51 XLON 13 190 46.51 XLON 13 1 46.51 XLON 13 206 46.52 XLON 13 144 46.45 XLON 13 51 46.45 XLON 13 134 46.43 XLON 13 54 46.43 XLON 13 271 46.44 XLON 13 246 46.43 XLON 13 225 46.43 XLON 14 100 46.41 XLON 14 70 46.41 XLON 14 22 46.41 XLON 14 100 46.39 XLON 14 112 46.39 XLON 14 196 46.40 XLON 14 193 46.45 XLON 14 153 46.47 XLON 14 37 46.47 XLON 14 185 46.50 XLON 14 196 46.47 XLON 14 193 46.45 XLON 14 196 46.45 XLON 14 199 46.40 XLON 14 195 46.38 XLON 14 190 46.41 XLON 14 192 46.41 XLON 14 186 46.41 XLON 14 185 46.39 XLON 14 185 46.37 XLON 14 95 46.34 XLON 14 247 46.33 XLON 14 216 46.37 XLON 14 177 46.33 XLON 14 226 46.31 XLON 14 198 46.31 XLON 14 227 46.31 XLON 14 220 46.29 XLON 14 185 46.30 XLON 14 188 46.28 XLON 14 96 46.28 XLON 14 114 46.28 XLON 14 198 46.30 XLON 14 186 46.24 XLON 14 192 46.28 XLON 14 4 46.28 XLON 14 198 46.28 XLON 14 185 46.31 XLON 14 197 46.30 XLON 14 191 46.33 XLON 14 196 46.32 XLON 14 190 46.35 XLON 14 188 46.37 XLON 14 200 46.42 XLON 14 207 46.40 XLON 14 189 46.39 XLON 14 205 46.37 XLON 14 108 46.36 XLON 14 91 46.36 XLON 14 197 46.34 XLON 14 192 46.37 XLON 14 186 46.39 XLON 14 190 46.37 XLON 14 191 46.39 XLON 14 190 46.39 XLON 14 188 46.46 XLON 14 136 46.49 XLON 14 193 46.46 XLON 14 214 46.49 XLON 14 194 46.49 XLON 14 193 46.46 XLON 14 19 46.48 XLON 14 10 46.48 XLON 14 173 46.48 XLON 14 191 46.48 XLON 14 155 46.40 XLON 14 1 46.40 XLON 14 133 46.41 XLON 15 97 46.41 XLON 15 42 46.41 XLON 15 173 46.41 XLON 15 199 46.39 XLON 15 208 46.36 XLON 15 120 46.34 XLON 15 1 46.34 XLON 15 1 46.37 XLON 15 232 46.39 XLON 15 209 46.38 XLON 15 210 46.39 XLON 15 168 46.40 XLON 15 35 46.40 XLON 15 197 46.42 XLON 15 202 46.39 XLON 15 196 46.41 XLON 15 194 46.44 XLON 15 195 46.44 XLON 15 190 46.46 XLON 15 200 46.48 XLON 15 80 46.50 XLON 15 246 46.48 XLON 15 228 46.52 XLON 15 107 46.54 XLON 15 100 46.54 XLON 15 202 46.60 XLON 15 195 46.62 XLON 15 191 46.59 XLON 15 187 46.50 XLON 15 185 46.52 XLON 15 188 46.54 XLON 15 188 46.56 XLON 15 186 46.52 XLON 15 188 46.51 XLON 15 185 46.52 XLON 15 185 46.52 XLON 15 256 46.51 XLON 15 262 46.47 XLON 15 196 46.44 XLON 15 198 46.44 XLON 15 241 46.50 XLON 15 60 46.50 XLON 15 129 46.50 XLON 15 191 46.50 XLON 15 190 46.50 XLON 15 303 46.49 XLON 15 252 46.49 XLON 15 54 46.49 XLON 15 159 46.48 XLON 15 223 46.48 XLON 15 242 46.48 XLON 15 332 46.48 XLON 15 327 46.49 XLON 15 314 46.53 XLON 15 322 46.53 XLON 15 113 46.53 XLON 15 251 46.49 XLON 15 243 46.47 XLON 15 188 46.45 XLON 15 218 46.44 XLON 15 214 46.48 XLON 16 240 46.50 XLON 16 76 46.50 XLON 16 227 46.49 XLON 16 332 46.53 XLON 16 279 46.53 XLON 16 214 46.51 XLON 16 217 46.51 XLON 16 254 46.53 XLON 16 243 46.53 XLON 16 233 46.53 XLON 16 275 46.55 XLON 16

120 46.53 XLON 16 153 46.53 XLON 16 258 46.53 XLON 16 260 46.53 XLON 16 216 46.51 XLON 16 299 46.51 XLON 16 204 46.50 XLON 16 108 46.50 XLON 16 340 46.48 XLON 16 207 46.45 XLON 16 307 46.43 XLON 16 224 46.41 XLON 16 267 46.41 XLON 16 214 46.40 XLON 16 316 46.37 XLON 16 356 46.35 XLON 16 228 46.36 XLON 16 69 46.36 XLON 16 225 46.36 XLON 16 297 46.36 XLON 16 289 46.33 XLON 16 304 46.32 XLON 16 47 46.29 XLON 16 27 46.34 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.